SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.
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                                   FORM T-1


                           STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                OF A CORPORATION DESIGNATED TO ACT AS A TRUSTEE

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               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                  OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)  X
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                      Wachovia Bank National Association
              (Exact name of Trustee as specified in its charter)

                                  22-1147033
                     (I.R.S. Employer Identification No.)


        301 South College Street, Charlotte, North Carolina    28288-0630
        (Address of Principal Executive Offices)               (Zip Code)




                           AMERICAN EXPRESS COMPANY
                               (Name of Obligor)


         New York                               13-4922250
         (State or other jurisdiction of        (I.R.S. Employer
         Incorporation or organization)         Identification No.)


         200 Vesey Street, New York, New York                 10285
         (Address of Principal Executive Offices)             (Zip Code)



                          Notes due November 20, 2007
                        (Title of Indenture Securities)

ITEM 1.  GENERAL INFORMATION.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervisory authority to which it is subject:

         Comptroller of the Currency,                         Washington, D.C.
         Board of Governors of the Federal Reserve System,    Richmond, VA 23219
         Federal Deposit Insurance Corporation,               Washington, D.C.

         (b) Whether it is authorized to exercise corporate trust powers.

         The Trustee is authorized to exercise corporate trust powers.

ITEM 2.  AFFILIATIONS WITH OBLIGOR.

         IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

         None.


ITEM 16. LISTS OF EXHIBITS.

   Exhibit 1 Articles of Association of the Trustee as now in effect, incorporated herein by reference (see Exhibit T-1 Registration Number 333-47985).

   Exhibit 2 No certificate of authority of the Trustee to commence business is furnished this authority is contained in the Articles of Association of the Trustee.

   Exhibit 3 Copy of the authorization of the Trustee to exercise corporate trust powers, incorporated herein by reference (see Exhibit T-1 Registration Number 333-49145).

   Exhibit 4 Copy of the existing By-Laws of the Trustee, as now in effect, incorporated herein by reference (see Exhibit T-1 Registration Number 333-49145).

   Exhibit 5      Not applicable.

   Exhibit 6 The consent of the Trustee required by Section 321 (b) of the Act, incorporated herein by reference (see Exhibit T-1 Registration Number 333-47985).

   Exhibit 7 Report of Condition of Wachovia Bank National Association as of the close of business on September 30, 2002, published pursuant to the law or the requirement of its supervising or examining authority.

   Exhibit 8      Not Applicable

   Exhibit 9      Not Applicable

                                   SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, Wachovia Bank National Association organized and existing under the laws of the United States, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 18th day of November, 2002.




                                   Wachovia Bank National Association

                                   By:     /s/ David Massa
                                           Vice President